United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

July 15, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    United States Cellular Corporation
Registration Statement on Form S-3
Filed February 16, 2024
File No. 333-277126

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United States Cellular Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on Wednesday, July 17, 2024, or as soon as practicable thereafter.

Please consider this letter to replace our previous letter, filed as correspondence via EDGAR on July 10, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for July 15, 2024, at 4:00 p.m., Eastern Time (the “Previous Request”). We hereby formally withdraw the Previous Request.

We appreciate your assistance in this matter.

If you have any questions, please contact Mitchel A. Mick of Sidley Austin LLP at 312-853-7898 or mmick@sidley.com (email). Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas W. Chambers
Douglas W. Chambers
Executive Vice President, Chief Financial Officer and Treasurer

cc: Adriana Welton